Exhibit 99.1

CRH Medical Announces Date for First Quarter 2016 Results and Conference Call
VANCOUVER, B.C. – April 26, 2016 – CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM), a North American medical company that provides physicians with essential services and innovative products for the treatment of gastrointestinal diseases, today announced that it plans to release its financial results for the first quarter ended March 31, 2016, at 7:00 am ET on Thursday, April 28, 2016.
First Quarter 2016, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the first quarter on Thursday, April 28, 2016 at 10 am ET. The numbers for the conference call are (877) 291-4570 or (647) 788-4919.

At the call's completion, an audio replay will be available by calling (800) 585-8367 or (416) 621-4642 and using passcode 99167568. The phone replay will be available until May 12, 2016.

About CRH Medical Corporation:
CRH Medical Corporation is a North American company that provides physicians with essential services and innovative products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com